OMB APPROVAL
                                                      --------------------------
                                                      OMB Number 3235-0287
--------                                              Expires: January 31, 2005
 FORM 4    U.S. SECURITIES AND EXCHANGE COMMISSION    Estimated average burden
--------        Washington, D.C. 20549                hours per response....0.5
                                                      --------------------------
[ ]  Check box if no longer
     subject to Section 16.
     Form 4 or Form 5 obligations
     may continue.
     See Instruction 1(b).


                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(h) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person*


     Ortenzio           Robert         A.
     ------------------------------------------
     (Last)         (First)         (Middle)


     4716 Old Gettysburg Road, P.O. Box 2034
     ------------------------------------------
                    (Street)


     Mechanicsburg       PA             17055
     ------------------------------------------
     (City)            (State)           (Zip)


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2. Issuer Name and Ticker or Trading Symbol

     Select Medical Corporation - NYSE (SEM)

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3. IRS Identification Number of Reporting
   Person, if an entity (voluntary)

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4. Statement (Month/Day/Year)

     February 6, 2003
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5. If Amendment, Date of Original (Month/Day/Year)

                /    /
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6. Relationship of Reporting Person(s)
   to Issuer
   (Check all applicable)

      X   Director                      10% Owner
      X   Officer (give title           Other (specify below)
                   below)
          Chief Executive Officer and President
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7. Individual or Joint/Group Filing
   (Check Applicable Line)

      X  Form Filed by One Reporting Person
         Form Filed by More than One Reporting
         Person

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

           Table I - Non-Derivative Securities, Acquired, Disposed of,
                              or Beneficially Owned
 -----------------------------------------------------------------------------------------------------------------------------------

 1. Title of Security  2. Trans-   2A.      3.Transaction 4. Securities       5. Amount of     6. Ownership        7. Nature of
    (Instr. 3)            action   Deemed     Code           Acquired (A)        Securities       Form: Direct        Indirect
                          Date     Execution  (Instr. 8)     or Disposed of      Beneficially     (D) or Indirect     Beneficial
                          (Month/  Date, if                  (D) (Instr. 3,      Owned Follow-    (I) (Instr. 4)      Ownership
                          Day/     any                        4 and 5)           ing Reported                         (Instr. 4)
                          Year)    (Month/                                       Transaction(s)
                                   Day/                                          (Instr. 3 and 4)
                                   Year)
                                             Code   V        Amount  (A)or Price
                                                                      (D)

Common Stock, par
value $.01 per share     2/06/03               X              41,118   (A)  $6.08

Common Stock, par
value $.01 per share     2/06/03               X              94,705   (A)  $6.08

Common Stock, par
value $.01 per share     2/06/03              J(1)            40,664   (D)  $14.16      1,053,733       (D)

Common Stock, par
value $.01 per share                                                                    44,169(2)       (I)         By Ortenzio
                                                                                                                    Family Part-
                                                                                                                    nership, L.P.
Common Stock, par
value $.01 per share                                                                     2,120(3)       (I)         By R.A.
                                                                                                                    Ortenzio
                                                                                                                    Family
                                                                                                                    Partnership,
                                                                                                                    L.P.
Common Stock, par
value $.01 per share                                                                   246,857(4)       (I)         By Select
                                                                                                                    Healthcare
                                                                                                                    Investors I,
                                                                                                                    L.P.

   ---------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                                        (Over)
* If the form is filed by more than one reporting person, see instruction
4(b)(v).

     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
           (e.g., puts, calls, warrants, options, convertible securities)
----------------------------------------------------------------------------------------------------------------------------------


1.Title of   2.Conver-  3.Trans-  3A.     4.Transac- 5.Number   6.Date        7.Title    8.Price  9.Number  10. Owner- 11.Nature
  Derivative   sion or    action  Deemed    tion       of         Exer-         and        of       of          ship     of
  Security     Exercise   Date    Execu-    Code       Deriv-     cisable       Amount     Deriv-   Deriv-      of De-   Indir-
  (Instr. 3)   Price of   (Month/ tion      (Instr.    ative      and Ex-       of         ative    ative       riva-    ect
               Deriv-     Day/    Date, if   8)        Secur-     pira-         Under-     Secur-   Secur-      tive     Bene-
               ative      Year)   any                  ities      tion          lying      ity      ities       Secu-    ficial
               Security           (Month/              Ac-        Date          Secur-     (Instr.  Bene-       rity:    Owner-
                                  Day/Year)            quired     (Month/       ities      5)       ficially    Direct   ship
                                                       (A) or     Day/          (Instr.             Owned Foll- (D) or   (Instr.
                                                       Disposed   Year)         3 and 4)            owing Re-   Indirect  4)
                                                       of (D)                                       ported      (I)
                                                       (Instr.                                      Tranac-     (Instr.
                                                       3, 4 and                                     tion(s)       4)
                                                       5)                                           (Instr. 4)


                                             Code V    (A) (D)    Date   Ex-    Title Amount
                                                                  Ex-    pir-         or
                                                                  ercis- ation        Number
                                                                  able   Date         of
                                                                                      Shares

Warrants     $6.08    2/06/03                X            41,118  (5)   6/30/03 Com-
(right                                                                          mon
to buy)                                                                         Stock


Warrants     $6.08    2/06/03                X            94,705  (5)   6/30/03 Com-                    0           (D)
(right                                                                          mon
to buy)                                                                         Stock


----------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

     (1) Payment of exercise price for 94,705 warrants by withholding securities incident to the exercise of the warrants.

     (2) These shares are directly owned by the Ortenzio Family Partnership, L.P., of which Mr. Ortenzio is the general partner.

     (3) These shares are directly owned by the R.A. Ortenzio Family Partnership, L.P., of which Mr. Ortenzio is a general partner. Mr. Ortenzio disclaims beneficial ownership of any shares held by the R.A. Ortenzio Family Partnership, L.P. that exceed his pecuniary interest therein.

     (4) These shares are directly owned by Select Healthcare Investors I, L.P. Mr. Ortenzio is a 25% owner, Director and President of Select Capital Corporation, the general partner of Select Healthcare Investors I, L.P. Mr. Ortenzio disclaims beneficial ownership of any shares held by Select Healthcare Investors I, L.P. that exceed his pecuniary interest therein.

     (5)  All warrants are vested and exercisable.




                          /s/ Robert A. Ortenzio                 2/10/03
                         ---------------------------------     ---------------
                         ** Signature of Reporting Person        Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB Number.

Robert A. Ortenzio                       Select Medical Corporation - NYSE (SEM)
4716 Old Gettysburg Road, P.O. Box 2034                         February 6, 2003
Mechanicsburg, PA 17055





           Table I - Non-Derivative Securities Acquired, Disposed of
                        or Beneficially Owned (cont.)
 -----------------------------------------------------------------------------------------------------------------------------------

 Title of Security  Trans-  Deemed       Transaction    Securities          Amount of        Ownership Form:   Nature of
                    action  Execution    Code           Acquired (A)        Securities       Direct (D) or     Indirect
                    Date    Date, if                    or Disposed of      Beneficially     Indirect (I)      Beneficial
                    (Month/ any (Month/                 (D)                 Owned Follow-                      Ownership
                    Day/    Day/Year)                                       ing Report-
                    Year)                                                   ed Trans-
                                                                            action(s)

                                          Code   V      Amount  (A)or Price
                                                                (D)

Commn Stock,
par value $.01
per share                                                                       1,907(6)        (I)             By Select
                                                                                                                Invest-
                                                                                                                ments I


     (6) Mr. Ortenzio is a partner and 25% owner of Select Investments I. Mr. Ortenzio disclaims beneficial ownership of any shares held by Select Investments I that exceed his pecuniary interest therein.